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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.   19  )*
                                         ------

                           The Timberland Company
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                              (Name of Issuer)

                           Class A. Common Stock
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                               887100 10 5
                     ----------------------------------
                              (CUSIP Number)

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  Page 1 of 5


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CUSIP No. 887100 10 5                 13G                     Page 2 of 5 Pages

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 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Sidney W. Swartz
     ###-##-####

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 (2) Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
     Mr. Swartz' wife is one of two trustees of The Sidney W. Swartz 1982 Family Trust which owns 3,498,816 shares and is filing a separate
     Schedule 13G.

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 (3) SEC Use Only

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 (4) Citizenship or Place of Organization
     United States

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 Number of Shares             (5) Sole Voting Power
 Beneficially                     7,284,996 which includes 6,555,184 shares of
 Owned by                         Class B common stock held indirectly in a
 Each Reporting                   revocable trust of which the reporting
 person                           person is the settlor, the trustee and sole
                                  beneficiary and maintains sole voting and
                                  dispositive power.
                              --------------------------------------------------
 Person With:                 (6) Shared Voting Power
                                  Mr. Swartz is one of two trustees of The
                                  Swartz Foundation, a private foundation, which
                                  owns 1,720,000 shares of Class B common stock.
                                  Mr. Swartz is deemed to have beneficial
                                  ownership over these shares due to shared
                                  voting and dispositive power and, therefore,
                                  these shares are included in the total shares
                                  beneficially owned by him in response #9
                                  below. Mr. Swartz' wife is one of two
                                  trustees of The Sidney W. Swartz 1982 Family
                                  Trust which owns 3,498,816 shares and is
                                  filing a separate Schedule 13G.
                             --------------------------------------------------
                              (7) Sole Dispositive Power
                                  7,284,996 which includes 6,555,184 shares of
                                  Class B common stock held indirectly in a
                                  revocable trust of which the reporting
                                  person is the settlor, the trustee and sole
                                  beneficiary and maintains sole voting and
                                  dispositive power.
                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                  Mr. Swartz is one of two trustees of The
                                  Swartz Foundation, a private foundation, which owns 1,720,000 shares of Class B common stock. Mr. Swartz is deemed to have beneficial ownership over these shares due to shared voting and dispositive power and, therefore, these shares are included in the total shares beneficially owned by him in response #9 below. Mr. Swartz' wife is one of two trustees of The Sidney W.
                                  Swartz 1982 Family Trust which owns
                                  3,498,816 shares and is filing a separate
                                  Schedule 13G.
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 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     9,004,996 (but see response #6 and #8 above)

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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares* (See
     Instructions)        /X/
     The aggregate amount excludes the shares of The Sidney W. Swartz 1982 Family Trust

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(11) Percent of Class Represented by Amount in Row (9)
     14.5%

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(12) Type of Reporting Person* (See Instructions)
     IN

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                    *See Instructions before filling out!
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CUSIP No. 887100 10 5                 13G                     Page 3 of 5 Pages

ITEM 1.

    (a)   NAME OF ISSUER
          The Timberland Company
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    (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
          200 Domain Drive, Stratham, NH 03885
          ---------------------------------------------------------------------

ITEM 2.

    (a)   NAME OF PERSON FILING
          Sidney W. Swartz
          ---------------------------------------------------------------------
    (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
          200 Domain Drive, Stratham, NH 03885
          ---------------------------------------------------------------------
    (c)   CITIZENSHIP
          United States
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    (d)   TITLE OF CLASS OF SECURITIES
          Class A Common Stock
          ---------------------------------------------------------------------
    (e)   CUSIP NUMBER
          887100 10 5
          ---------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:
         Not Applicable

ITEM 4.  OWNERSHIP

    (a) Amount beneficially owned:
        9,004,996
    ---------------------------------------------------------------------------

    (b) Percent of Class:
        14.5%
    ---------------------------------------------------------------------------

    (c) Number of shares as to which such person has:

          (i) Sole power to vote or to direct the vote
              7,284,996 which includes 6,555,184 shares of Class B Common
              Stock held indirectly in a revocable trust of which the
              reporting person is the settlor, the trustee and sole
              beneficiary and maintains sole voting and dispositive power.
              -----------------------------------------------------------------
         (ii) Shared power to vote or to direct the vote
              Mr. Swartz is one of two trustees of The Swartz Foundation, a private foundation, which owns 1,720,000 shares of Class B common stock. Mr. Swartz is deemed to have beneficial ownership over these shares due to shared voting and dispositive power and, therefore, these shares are included in the total shares beneficially owned by him in response #4(a) above. Mr. Swartz' wife is one of two trustees of The Sidney W. Swartz 1982 Family Trust which owns 3,498,816 shares and is filing a separate
              Schedule 13G.
              -----------------------------------------------------------------
        (iii) Sole power to dispose or to direct the disposition of
              7,284,996 which includes 6,555,184 shares of Class B Common
              Stock held indirectly in a revocable trust of which the
              reporting person is the settlor, the trustee and sole
              beneficiary and maintains sole voting and dispositive power.
              -----------------------------------------------------------------
         (iv) Shared power to dispose or to direct the disposition of
              Mr. Swartz is one of two trustees of The Swartz Foundation, a private foundation, which owns 1,720,000 shares of Class B common stock. Mr. Swartz is deemed to have beneficial ownership over these shares due to shared voting and dispositive power and, therefore, these shares are included in the total shares beneficially owned by him in response #4(a) above. Mr. Swartz' wife is one of two trustees of The Sidney W. Swartz 1982 Family Trust which owns 3,498,816 shares and is filing a separate
              Schedule 13G.
              -----------------------------------------------------------------


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

    Not applicable.

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CUSIP No. 887100 10 5                 13G                     Page 4 of 5 Pages

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

    Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

    See Row (2) on page 2 of 5.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

    Not applicable.


ITEM 10. CERTIFICATION

    Not applicable.

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CUSIP No. 887100 10 5                 13G                     Page 5 of 5 Pages

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 12, 2007
                                       ----------------------------------------
                                                         Date

                                                 /s/ Sidney W. Swartz
                                       ----------------------------------------
                                                      Signature

                                                   Sidney W. Swartz
                                       ----------------------------------------
                                                      Name/Title